

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

December 5, 2014

<u>Via E-mail</u>
Eric Elzvik
Executive Vice President and
Chief Financial Officer
ABB Ltd
Affolternstrasse 44
CH-8050 Zurich
Switzerland

> **Re:**   **ABB Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed March 7, 2014**
> **File No. 1-16429**

Dear Mr. Elzvik:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You stated in your letter to us dated January 31, 2012 that you expected to continue to conduct business in Cuba and Syria. We also note that a January 2014 brochure available on your website provides contact information for residents of Cuba and Syria regarding your turbocharging services. Cuba and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not describe in the Form 20-F specific contacts with Cuba or Syria. Please provide us with information regarding your contacts with Cuba and Syria since the referenced letter. You should describe any products, technology or services you have provided into Cuba and Syria, directly or indirectly, and any agreements,

arrangements or other contacts you have had with the governments of Cuba and Syria or entities they control.

2. You stated in your January 2012 letter that you supplied to Syria high voltage products and systems. High voltage capacitors, which you sell, are controlled items included in the Commerce Control List maintained by the U.S. Department of Commerce's Bureau of Industry and Security. Please tell us whether, to the best of your knowledge, understanding and belief, any products or technology you have provided or intend to provide, directly or indirectly, into Cuba or Syria since your letter are included in the Commerce Control List. If so, tell us whether any such item have military uses, and describe such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding and belief, any such items have been put to military uses by Cuba or Syria, and discuss any such uses of which you are aware.

3. Please discuss the materiality of any contacts with Cuba and Syria you describe in response to the comments above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba and Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance